03002843

HB 3/3/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 14 2003 WASH, D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53524

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sage Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Capital of Texas Highway
(No. and Street)

Austin	Texas	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory J. Figaro — (512) 327-5530
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helin, Donovan, Trubee & Wilkinson, LLP
(Name – *if individual, state last, first, middle name*)

12466 Los Indios Trail, Suite 213	**Austin**	**Texas**	**78729**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/7

OATH OR AFFIRMATION

I, Mark C. MacQueen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Sage Financial, LLC**, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President
Title

Stacie A. Carter
Notary Public, State of Texas
My Commission Expires
FEBRUARY 23, 2005

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGE FINANCIAL, LLC
Index to Financial Statements and Supplemental Schedules
December 31, 2002

Helin, Donovan, Trubee & Wilkinson, LLP
Certified Public Accountants
www.helindonovan.com

Russell Bedford
Member of Russell Bedford International

INDEPENDENT AUDITORS' REPORT

To the Managers of
Sage Financial, LLC

We have audited the accompanying statement of financial condition of Sage Financial, LLC as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sage Financial, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
January 27, 2003

12466 Los Indios Trail, Suite 213
Austin, Texas 78729
Phone (512) 331-5336
Fax: (512) 258-5895

2936 Elm Street, Suite G
Dallas, Texas 75226
Phone (214) 741-6955
Toll Free: 1-866-331-5336

SAGE FINANCIAL, LLC
Statement of Financial Condition
December 31, 2002

ASSETS	
Cash	$ 22,195
Prepaid expenses	990
TOTAL ASSETS	$ 23,185
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses	$ 3,000
Total liabilities	3,000
Member's Equity	
Member's capital	25,000
Accumulated deficit	(4,815)
Total member's equity	20,185
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 23,185

See notes to financial statements and independent auditors' report.

SAGE FINANCIAL, LLC
Statement of Operations
Year Ended December 31, 2002

Expenses	
Advertising	$ 485
Insurance	350
License and registration	555
Professional fees	3,300
Other expenses	125
Total expenses	4,815
NET LOSS	$ (4,815)

See notes to financial statements and independent auditors' report.

SAGE FINANCIAL, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2002

	Member's Capital	Accumulated Deficit	Total
Balances at December 31, 2001	$ 15,000	$ -	$ 15,000
Additional capital contributed	10,000	-	10,000
Net loss	-	(4,815)	(4,815)
Balances at December 31, 2002	$ 25,000	$ (4,815)	$ 20,185

See notes to financial statements and independent auditors' report.

SAGE FINANCIAL, LLC
Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (4,815)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Change in assets and liabilities	
Increase in prepaid expenses	(990)
Increase in accrued expenses	3,000
Net cash used in operating activities	(2,805)
Cash flows from investing activities:	-
Cash flows from financing activities:	
Additional capital contributed by Parent	10,000
Net increase in cash	7,195
Cash at beginning of year	15,000
CASH AT END OF YEAR	$ 22,195

Supplemental Disclosures of Cash Flow Information:

There was no cash paid for interest or income taxes.

See notes to financial statements and independent auditors' report.

SAGE FINANCIAL, LLC

Notes to the Financial Statements

December 31, 2002

Note 1 - Nature of Business

Sage Financial, LLC (Company) was organized in June 2001 as a Texas limited liability company. The Company is a wholly-owned subsidiary of Sage Advisory Services, Ltd. Co. (Parent), a Texas limited liability company, headquartered in Austin, Texas. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Company operates under the provisions of Paragraph K(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The operations of the Company are limited to the sale of private securities and limited partnership interests. The Company's customers will consist primarily of accredited individuals and organizations in Texas.

Note 2 - Significant Accounting Policies

Customer Funds

The Company is approved to sell private securities and limited partnership interests. The company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the company in a custodial account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Property and Equipment

Property and equipment will be carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of three to seven years.

Note 5 - Related Party Transactions

The Parent has agreed to pay for some of the general operating expenses and provide management services for the Company. The Parent currently receives no compensation for these services. The Company has entered into a Services and Administration Agreement with the Parent whereby it may be required to compensate the Parent for such services in the future.

Schedule I

SAGE FINANCIAL, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2002

Total member's equity qualified for net capital	$ 20,185
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	990
Total deductions and/or charges	990
Net capital before haircuts on securities	19,195
Haircuts on securities	-
Net Capital	$ 19,195
Aggregate indebtedness	
Accrued expenses	$ 3,000
Total aggregate indebtedness	$ 3,000
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 14,195
Ratio of aggregate indebtedness to net capital	.16 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2002 as reported by Sage Financial, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

Helin, Donovan, Trubee & Wilkinson, LLP
Certified Public Accountants
www.helindonovan.com

Member of Russell Bedford International

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROL

To the Managers of
Sage Financial, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Sage Financial, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

12466 Los Indios Trail, Suite 213
Austin, Texas 78729
Phone (512) 331-5336
Fax: (512) 258-5895

2936 Elm Street, Suite G
Dallas, Texas 75226
Phone (214) 741-6955
Toll Free: 1-866-331-5336

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
January 27, 2003